Paul, Hastings, Janofsky & Walker LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

November 8, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Funds – Responses to Comments on Preliminary Proxy Materials (File Nos. 33-51308 and 811-7142)

Ladies and Gentlemen:

On behalf of the GE Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Linda B. Stirling of the Commission’s staff on November 2, 2010 with respect to the Registrant’s preliminary proxy soliciting materials filed on October 22, 2010.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stirling.

1.	Comment: Under “What Proposals will each Shareholder be asked to vote on?” on page 3, please state that proposals other than no. 3 will require a vote on a fund-by-fund basis.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

2.	Comment: Under “Why are shareholders being asked to approve a new investment advisory agreement with Highland in Proposal 1” on page 4, please also disclose that the proposed transaction would constitute an assignment of the advisory agreement, which in turn would terminate that agreement.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

3.	Comment: Under “Vote Required” on page 10, please explain what is meant by a plurality of shares voted.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

4.	Comment: Under “Adjournment” on page 11, because of the numerous different proposals submitted to shareholders and the discretionary authority for the proxy holders, please explain the factors to be considered by the persons holding the proxies in determining whether to adjourn the shareholder meeting, such as a good faith determination, an assessment of the predominate wishes of the shareholders that have voted and other factors.

Securities and Exchange Commission

November 8, 2010

Response: Comment accepted. However, the Registrant has revised the disclosure to state that the proxies will determine whether to adjourn the meeting based on votes received for the relevant proposal rather than making a determination in their judgment whether to adjourn.

5.	Comment: Under Proposal 1 on page 12, please state that the fund names will change.

Response: Comment accepted. The Registrant has added the requested disclosure.

6.	Comment: Under Proposal 1 on page 12, please confirm supplementally in the response letter that the investment objective, strategy and portfolio managers will remain the same for each fund except as expressly disclosed otherwise.

Response: Comment accepted. The Registrant hereby confirms that there are no current plans as part of the proposed transaction or afterwards to change any Fund’s investment objective, strategy or portfolio managers, except for the changes already described with respect to the reduction in certain sub-advisers for the GE Small-Cap Equity Fund and the GE Total Return Fund.

7.	Comment: Under Proposal 1 on page 12, please disclose, as required by Item 22 of Schedule 14A, that the annual report for the funds is available.

Response: Comment accepted. The Registrant has added the requested disclosure.

8.	Comment: Under “Background” for Proposal 1 on page 13, please explain the significance of January 29, 2011 that is mentioned.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

9.	Comment: Under Proposal 1, please provide a comparative existing and pro forma fee and expense table for those funds that would not have the same amounts in each line item of the fee and expense table giving effect to the proposed transaction.

Response: As discussed further with Ms. Stirling, the Registrant is not including a pro forma fee and expense table for the Funds because there would be no change in the line item description or amount stated for the management fee of any Fund compared to its most recent prospectus. In addition, based on the pro forma fee and expense information available to the Registrant, and using the existing line items in the fee and expense table, no increase is expected immediately after the proposed transaction. Therefore, any pro forma table would show either the same or perhaps lower fees and expenses under the same line items and would not provide meaningful additional disclosure to shareholders given the existing disclosure in that document.

10.	Comment: Under Proposal 1, on page 15, please disclose that Highland is not expected to renew any expense limits in place.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

Securities and Exchange Commission

November 8, 2010

11.	Comment: Under Proposal 1, on page 15, please disclose that Highland will provide the same advisory services under the new agreement.

Response: Comment accepted. The Registrant has revised its disclosure to indicate that the services described and to be provided will be similar.

12.	Comment: Under Proposal 1, after “Duties,” please supplementally confirm that all material differences in the old and proposed advisory agreements have been disclosed.

Response: Comment accepted. On behalf of the Registrant, we confirm that material differences in those agreements have been disclosed.

13.	Comment: Under Proposal 1, under “Information Regarding Highland” on page 19, please provide the addresses for Strand Advisors XVI, Inc. and James Dondero.

Response: Comment accepted. The Registrant has added the requested disclosure.

14.	Comment: Under Proposal 1, in the description of the Board’s deliberations on page 23, please note under “Comparison of Services to be Rendered and Fees to be Paid” that the conclusion was reached despite the expiration of the fee and expense limitations.

Response: Comment accepted. The Registrant has added the requested disclosure.

15.	Comment: Under Proposal 3, under “Information Regarding the Nominees and the Officers” please add more specific information about each nominee on page 41 with respect to qualifications and experience that is more specific to each nominee and not necessarily identical for each nominee.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

16.	Comment: Under Proposal 5A, please divide this sub-proposal into two, one with respect to short sales and one with respect to senior securities. Similarly, under Proposal 5D, please divide this sub-proposal into two, one with respect to borrowing and one with respect to margin purchases of securities.

Response: The Registrant declines to make this change. Neither Section 8(b) nor Section 13(a) of the Investment Company Act of 1940, as amended, requires that an investment company adopt separate policies on those matters. In addition, it is our view that Commission staff interpretive guidance issued for other purposes treats short sales as a type of senior security, and margin purchases as a type of borrowing. For that reason, these represent substantially overlapping restrictions and should be treated together as essentially a single restriction for purposes of determining whether the replacement restriction should be adopted. Otherwise, it would be confusing, for example, to separately propose the same replacement senior security restriction for both the existing short sale and senior security restrictions.

17.	Comment: Under Proposal 5E with respect to diversification, please disclose any proposed increase in the maximum holding of any single issuer and, if appropriate, also disclose any present intention to increase concentration in single issuers as a result. Please also disclose the current maximum position in any single issuer.

Securities and Exchange Commission

November 8, 2010

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

18.	Comment: Under Proposal 5F, please say “could” permit rather than “would.” Please also clarify that the exclusion of the banking industry from the industry concentration limit applies to only the money market fund.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

19.	Comment: Under “GENERAL INFORMATION” under “Investment Adviser and Administrator” on page 72, please also disclose whether Highland will become the administrator for the funds.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

20.	Comment: On the proxy card, please add bold text that the proxies are solicited by the board. Please also correct the voting section for proposal 3 to show the names of all candidates and a “withhold” box to check.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated